Management's Discussion and Analysis

Three and Nine Months Ended September 30, 2016 and 2015

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS
For the Three and Nine Months Ended September 30, 2016
This Management's Discussion & Analysis ("MD&A") provides a discussion and analysis of the financial condition and results of operations of Klondex Mines Ltd. ("Klondex", "we", "our", "us", or the "Company") and should be read in conjunction with our unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2016 (the "Financial Statements") and the related notes thereto and our audited consolidated financial statements for the year ended December 31, 2015 and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Readers are advised that this MD&A has been prepared using "technical information" and contains "forward-looking statements", both of which are subject to the risks discussed in the Cautionary Notes section of this MD&A, including with regard to U.S. investors, specific cautionary notices surrounding mineral reserves and resources. Additional information relating to the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on our website at www.klondexmines.com.
This MD&A has been prepared as of November 2, 2016. All dollar amounts included in this MD&A are expressed in thousands of United States dollars unless otherwise noted. References to CDN$ refer to Canadian dollars. References to "Notes" refer to the notes contained in the Financial Statements.
About Klondex
We are a well-capitalized, gold and silver mining company focused on exploration, development, and production in a safe, environmentally responsible, and cost-effective manner. Gold and silver sales represent 100% of our revenues and the market prices of gold and silver significantly impact our financial position, operating results, and cash flows. As of September 30, 2016, we had 100% interests in: (1) two producing mines located in Nevada, USA: (a) Fire Creek and (b) the Midas Mine and Mill Facility (“Midas”) (collectively, our "Nevada Operations"), (2) one mine located in Manitoba, Canada: the True North Mine and Mill Complex ("True North"), and (3) early-stage exploration properties located in Nevada, USA and Manitoba and Ontario, Canada. In Nevada, USA, the Company's operating milling and processing facility is located at Midas and processes ore from both Midas and Fire Creek.
As discussed in the Corporate Developments and Acquisitions section of this MD&A and in further detail in Note 24. Subsequent Events, on October 3, 2016, the Company completed its acquisition of the Hollister mine and the Aurora mine and milling complex, both of which are located in Nevada, USA. It is anticipated that any mineralized material extracted from the Hollister project will be processed at nearby Midas. We have not yet made a production decision at the Hollister and Aurora projects.
Our primary strategy is to increase shareholder value by achieving our production, cost, and capital targets while attempting to extend our mine lives through development and exploration programs. We also consider acquisitions or other arrangements in the normal course which strategically fit our future growth objectives. We have an experienced management team, a strong financial position, a low-cost production profile, and high-quality assets located in mining-friendly jurisdictions.

Executive Summary and Quarterly Highlights
Our third quarter 2016 highlights and subsequent developments as of the date of this MD&A included the following, which are discussed in further detail throughout this MD&A:

•
Health, Safety, and Environmental - We remained committed to our most important core values by operating in an environmentally-responsible manner while protecting the health and safety of our employees and contractors. We had no lost-time injuries or environmental citations at Fire Creek, Midas, or True North.

•
True North - We made a positive production decision at True North, which represents our third producing property. We poured our first gold during the quarter and recorded revenue from the sale of 1,000 gold ounces.

•
Hollister Acquisition and Private Placement - On October 3, 2016, we completed the acquisition of the Hollister and Aurora projects, located in Nevada, USA, using the proceeds received from a CDN$129.5 million "bought deal" private placement. We believe the Hollister and Aurora projects create synergies with our Nevada Operations and provide significant future operational and exploration potential.

•
Cash Flows and Liquidity - Maintained our strong financial position and liquidity. Our ending cash balance was $131.1 million after $16.6 million of operating cash flows, $20.8 million used in investing activities, and $98.4 million provided by financing activities. Our quarter end working capital was $119.9 million (ratio of 4.1:1) and total liquidity was $144.9 million when including the Revolver availability. On October 3, 2016, our cash and available liquidity was reduced following the $80.0 million cash payment to complete the Hollister Acquisition.

•
Ounces Sold and Financial Results - We sold 41,553 gold equivalent ounces ("GEOs"), consisting of 36,648 gold ounces and 362,500 silver ounces. Revenue totaled $53.0 million from average selling prices per gold and silver ounce of $1,276 and $17.26, respectively. Net income was $7.2 million (or $0.05 per share - basic).

•
Nevada Operations and Performance Measures - We produced 35,324 GEOs, in-line with management expectations which anticipate GEO production and grades progressively increasing from the first half of the year to the second half of the year. GEO grades milled at our Nevada Operations were 0.44 oz/ton, 0.52 oz/ton, and 0.55 oz/ton during the first, second, and third quarters of 2016, respectively. Average key operating metrics for our Nevada Operations were: 761 ore tons milled per day, 0.48 oz/ton gold mill head grade, 5.00 oz/ton silver mill head grade, 0.55 oz/ton GEO mill head grade. Our Nevada Operations cost performance measures were as follows:

	Production cash costs per gold equivalent ounce sold	All-in sustaining costs per gold ounce sold	All-in costs per gold ounce sold (excluding True North)
Non-IFRS Measure - Nevada Operations(1)	$671	$1,155	$1,206
(1) See Non-IFRS Performance Measures in this MD&A.

•
Mineral Reserves and Resources - We released updated mineral reserve and mineral resource estimates for Fire Creek and Midas, which largely replaced depletion, and True North, which we plan to update during the first quarter of 2017 to incorporate additional drill hole results not previously captured.

•	Capital Expenditures - We spent $8.9 million at Fire Creek, $8.0 million at Midas, $3.8 million at True North, and $0.1 million at corporate for total capital spending of $20.8 million.
2016 Full Year Outlook
Nevada Operations
We maintain our targeted total annual production costs and GEO production guidance, which is expected to be weighted approximately 45%-50% in the first-half of 2016 and 50%-55% in the second-half of 2016. While we maintain our annual total Nevada Operations guidance, our production cash cost per GEO range was decreased by $50 at Fire Creek and was increased by $50 at Midas. Our 2016 GEO production and grades are expected to progressively increase from the first half of the year to the second half of the year following the completion of planned first-half development and silling activities. GEO grades milled at our Nevada Operations were 0.44 oz/ton, 0.52 oz/ton, and 0.55 oz/ton during the first, second, and third quarters of 2016, respectively.
The following table outlines our annual guidance compared to actual results and presents all-in costs per gold ounce sold exclusive of True North, which was acquired during the first quarter of 2016 (after the release of our full-year guidance):

	Fire Creek		Midas		Total		Actual
2016 Guidance (Nevada Operations)	Low	High	Low	High	Low	High	Nine months ended September 30, 2016
Gold equivalent ounces produced(1)	97,000	100,000	48,000	50,000	145,000	150,000	106,901
Production cash costs per GEO sold(1)(2)	$400	$450	$900	$950	$600	$650	$649
All-in sustaining costs per gold ounce sold(2)					$850	$900	$1,067
All-in costs per gold ounce sold, excluding True North(2)					$1,025	$1,075	$1,163
Capital expenditures on mineral properties, plant and equipment, excluding True North	$34,700	$36,700	$20,300	$23,300	$55,000	$60,000	$45,514
(1)  Gold equivalent measures are the gold measure plus the silver measure divided by a GEO ratio. GEO ratios are computed by dividing the projected average realized gold price per ounce by the projected average realized silver price per ounce expected to be received by us in 2016.

(2) See Non-IFRS Performance Measures section in this MD&A.
True North
We expect to produce gold ounces during the second half of 2016 from a combination of processing gold in tailings and mining. The following table outlines our annual guidance and is compared to actual results:

	Total		Actual
2016 Guidance (True North)	Low	High	Nine months ended September 30, 2016
Gold ounces produced	8,000	12,000	1,752
Capital expenditures on mineral properties, plant and equipment	$14,000	$16,000	$11,708
Hollister Project
The following table outlines our fourth quarter projections for Hollister capital spending:

	Total		Actual
2016 Guidance (Hollister Project)	Low	High	Nine months ended September 30, 2016
Capital expenditures on mineral properties, plant and equipment	$7,500	$9,500	$—
Corporate Developments and Acquisitions
Subscription Receipt Offering
During the three months ended September 30, 2016, after deducting general offering costs of $0.7 million and underwriting fees of CDN$6.4 million, we raised net proceeds of $93.7 million as part of the equity financing described below. In connection with the Hollister Acquisition (as defined below), on July 25, 2016, we entered into an agreement, as amended on July 26, 2016, (the "Offering") with a syndicate of underwriters (the “Underwriters”), who agreed to purchase for resale, on a "bought deal" private placement basis, 25,900,000 subscription receipts of the Company ("Subscription Receipts"), at a price of CDN$5.00 per Subscription Receipt for aggregate gross proceeds of CDN$129.5 million, of which $93.7 million, being the net proceeds of the Offering, was received prior to September 30, 2016.
The Offering closed on August 18, 2016, and the gross proceeds from the sale of Subscription Receipts, less costs and expenses of the Underwriters, and less 50% of the underwriters' fee of 5% of the gross proceeds, were placed into escrow. On September 29, 2016 the conditions precedent to the Hollister Acquisition (other than the payment of the purchase price) were satisfied and the proceeds which were previously placed into escrow, other than the remaining 50% of the underwriters' fee and the advisory fee payable to GMP Securities L.P. of CDN$0.3 million, were released to us. Each holder of a Subscription Receipt received, without the payment of additional consideration or further action on the part of the holder, one special warrant (a "Special Warrant") of the Company. On September 29, 2016, in connection with the release of the proceeds of the Offering from escrow, each Special Warrant entitles the holder thereof to receive upon exercise or deemed exercise, without the payment of additional consideration, one common share of the Company (a "Common Share"). The Special Warrants are exercisable by the holders thereof at any time and all unexercised Special Warrants will be deemed to be exercised on the earlier of: (a) December 19, 2016, and (b) the third business day after the date a receipt is issued for a final prospectus by the securities regulatory authorities in each of the Provinces of Canada (other than Quebec) qualifying the Common Shares to be issued upon the exercise or deemed exercise of the Special Warrants (the "Deemed Exercise Date"). The Special Warrants are, and the Common Shares

issuable upon the exercise of the Special Warrants prior to the Deemed Exercise Date will be, subject to a four month plus one day hold period which commenced on August 18, 2016, pursuant to applicable Canadian securities laws.
As of September 30, 2016, all 25,900,000 Special Warrants were outstanding (see Note 14. Share Capital).
Hollister and Aurora Acquisitions
On October 3, 2016, we completed our previously announced acquisition of all of the membership interests of Carlin Resources, LLC, the entity that owns, among other assets, the Hollister mine and the Aurora mine and ore milling complex (formerly known as the Esmeralda mine and ore milling complex) located in Nevada (the "Hollister Acquisition"). The Hollister Acquisition was carried out pursuant to the terms of a membership interest purchase agreement dated July 25, 2016 among Klondex, Klondex Holdings (USA) Inc., an indirect wholly-owned subsidiary of the Company, Waterton Nevada Splitter, LLC ("Waterton Splitter") and Waterton Precious Metals Fund II Cayman, LP, as assigned by Klondex USA to Klondex Schuma Holdings LLC ("Klondex Schuma"), an indirect wholly-owned subsidiary of the Company.
The Hollister Acquisition was completed in consideration for: (i) the payment by Klondex Schuma to Waterton Splitter of $80.0 million in cash; (ii) the issuance to Waterton Splitter of 5,000,000 warrants (the "Consideration Warrants") to purchase Common Shares, which Consideration Warrants have a 15 ½ year term, are exercisable commencing on April 3, 2017, have an exercise price equal to C$6.00 and include a forced conversion provision that requires the holder to convert the Consideration Warrants if the Common Shares trade at or above a 100% premium to the exercise price of the Consideration Warrants for 60 consecutive trading days on the market on which the Common Shares primarily trade; and (iii) the issuance to Waterton Splitter of 2,600,000 Common Shares.
Refer to the Hollister and Aurora Projects section of this MD&A for additional information on these projects.
Secured Revolving Credit Facility Amendment
On October 27, 2016, the Revolver was amended and its borrowing capacity was increased by $10.0 million to $35.0 million. Material terms of the Revolver remained unchanged, including with respect to, its maturity date, utilization purposes, and covenants (see Note 12. Secured Revolving Facility).
Health, Safety, and Environmental
Our mining activities are subject to extensive federal, state, and local laws and regulations which govern the protection of the health and safety of our employees and contractors and the environment. At Klondex, environmental stewardship and the health and safety of the people on our mine sites are core values, and we are dedicated to continued improvement.
Health and Safety
During 2016, we have had no lost-time injuries at our properties and as of September 30, 2016, had operated 1,446 days (~4.0 years) at Fire Creek, 723 days (~2.0 years) at Midas, and 244 days at True North (~0.7 years), without a lost-time injury. During the third quarter of 2016, we were notified by the Nevada Mining Association that our Fire Creek and Midas mines, as well as certain of their employees, were recipients of awards for exemplary safety achievements.
Despite high-levels of health and safety performance, our philosophy is one of "continuous improvement" as our core principle belief is that "the miner is the most important thing to come out of a mine."
Environmental Compliance and Permitting
During the third quarter of 2016, we did not receive any notices of non-compliance or citations at any of our properties.
Exploration
Fire Creek
A total of 56 underground and 13 surface holes were completed during the third quarter for a total footage of 64,159 feet (19,555meters). The majority of underground drilling targeted the down dip and northern extensions of Karen, Joyce, Vonnie, Vein 9 and Vein 16. Exploration drilling to the west of the main decline targeted the down dip extensions of Veins 45, 58, 60 and 61. Surface drilling targeted the East Zone, South and Southeast Zones, Vein 16 extension, Northwest veins extensions, the West Zone, Vonnie north extension, and up dip extensions on Vonnie and Karen. Drill highlights include the following:

•	FCU-0649: 17.16 opt Au over 5.1 ft, or 588.3 g/t over 1.6 m (Joyce)

•	FCU-0621: 1.76 opt Au over 7.0 ft, or 60.3 g/t over 2.1 m (Karen/Honeyrunner)

•	FCU-0638: 3.98 opt Au over 6.8 ft, or 136.5 g/t over 2.1 m (Honeyrunner)

•	FCU-0656: 6.71 opt Au over 5.0 ft, or 230.0 g/t over 1.5 m (Hui Wu)

•	FCU-0667: 2.73 opt Au over 5.4 ft, or 93.6 g/t over 1.6 m (Vein 18)

Midas
46 holes were drilled underground at Midas during the third quarter of 2016, totaling 10,559 feet (3,218 meters). This total comprises six targets, focused primarily on several sections of the 405 (Snow White) and 505 (Discovery) veins. The intent of these programs was to provide new production ounces, additional to the mine plan and in areas proximal to current workings. Targets were queued in terms of grade, potential of realization, and the feasibility of near-term extraction.
Drilling on the 505 delineated two further mining areas, one 500 feet along strike and 330 feet along dip (152x100 meters), and another 290 feet along strike and 170 feet along dip (88x52 meters). Included in these two newly-defined mineralized bodies are these highlights:

•	MUC-02918: 0.29 opt Au & 116.68 opt Ag over 1.3 ft, 10.0 g/t Au & 4000.5 g/t Ag over 0.4 m

•	MUC-02923: 2.18 opt Au & 5.47 opt Ag over 2.0 ft, 74.8 g/t Au & 187.5 g/t Ag over 0.6 m

•	MUC-02926: 2.16 opt Au & 16.92 opt Ag over 2.1 ft, 74.3 g/t Au & 580.1 g/t Ag over 0.6 m
Drilling on the 405 delineated another mineralized body 290 feet along strike and 140 feet down dip (88x43 meters), including these highlights:

•	MUC-02883: 4.02 opt Au & 5.10 opt Ag over 2.0 ft, 138.0 g/t Au & 175.0 g/t Ag over 0.6 m

•	MUC-02933: 2.14 opt Au & 4.25 opt Ag over 1.0 ft, 73.4 g/t Au & 146.0 g/t Ag over 0.3 m

•	MUC-02935: 4.30 opt Au & 35.29 opt Ag over 1.8 ft, 147.5 g/t Au & 1,210.1 g/t Ag over 0.5 m
True North
In the third quarter a total of 59 holes were drilled totaling 24,917 feet (7,595 meters). Drilling was mostly focused up dip on the 710 and 711 veins from the 26 level where we intend to commence production. Drilling highlights included the following:

•	588-16-024: 1.24 opt Au over 5.0 ft, or 42.5 g/t over 1.5 m (711)

•	630-16-023: 0.86 opt Au over 6.6 ft, or 29.6 g/t over 2.0 m (710)

•	630-16-023: 0.64 opt Au over 5.7 ft, or 22.0 g/t over 1.7 m (750 New)

•	620-16-012: 1.279 opt Au over 2.5 ft, or 43.9 g/t over 0.8 m (711)

•	620-16-014: 0.377 opt Au over 12.2 ft, or 12.9 g/t over 3.7 m (711)
Drilling is planned for fourth quarter to test the 710 vein down dip from the 32 level as well as down dip on the Cohiba vein. Exploration drilling will be conducted from the 26 level targeting the projection of 711 structures where they intersect an undrilled area of the favorable SAM unit to the east.
Mineral Reserves and Mineral Resources
The tables below summarize the most recent mineral reserve and mineral resource estimates, all of which were released during the third quarter of 2016 (effective dates: Fire Creek - June 30, 2016, Midas - May 31, 2016, and True North - June 30, 2016). Mineral reserves and mineral resources have been estimated in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (refer to the Cautionary Notes section of this MD&A).
Nevada Operations Mineral Reserves
Net of depletion, proven and probable mineral reserves increased 5% at Nevada from 444k GEOs to 468k GEOs, made up of an 8% decrease at Fire Creek from 318k GEOs to 294k GEOs, and an increase of 41% at Midas from 123k GEOs to 174k GEOs.

		Ounces per ton			Ounces (thousands)
Mineral reserves(1)(2)	Tons (thousands)	Gold	Silver	Gold equivalent(3)	Gold	Silver	Gold equivalent(3)
Fire Creek
Proven	121	1.703	1.37	1.722	206	166	208
Probable	119	0.715	0.50	0.722	85	59	86
Proven & probable	240	1.213	0.94	1.226	291	225	294
Midas
Proven	141	0.261	9.18	0.388	37	1,295	55
Probable	307	0.335	3.84	0.388	103	1,180	119
Proven & probable	448	0.311	5.52	0.388	140	2,475	174
Total Nevada
Proven	262				243	1,461	263
Probable	426				188	1,239	205
Proven & probable	688				431	2,700	468
(1) Mineral reserves have been estimated using gold and silver prices of $1,200/oz. and $17.00/oz., respectively. For a list of additional assumptions and details concerning mineral reserve estimates refer to our news release dated September 14, 2016, filed on SEDAR, EDGAR, and posted to our website.

(2) Refer to the Cautionary Notes section of this MD&A for additional information on mineral reserves and mineral resources.
(3) Gold equivalent grades and ounces were calculated using a silver to gold ratio of 72.12:1.
Nevada Operations Mineral Resources
Net of depletion, measured and indicated mineral resources decreased 2% at Nevada from 1,035k GEOs to 1,016k GEOs, increased 7% at Fire Creek from 473k GEOs to 505k GEOs, and decreased 9% at Midas from 562k GEOs to 511k GEOs. Net of depletion, inferred mineral resources increased 4% at Nevada from 709k GEOs to 738k GEOs, increased 15% at Fire Creek from 442k GEOs to 507k GEOs, and decreased 14% at Midas from 268k GEOs to 231k GEOs.

		Ounces per ton			Ounces (thousands)
Mineral resources(1)(2)(3)	Tons (thousands)	Gold	Silver	Gold equivalent(4)	Gold	Silver	Gold equivalent(4)
Fire Creek
Measured	180	1.637	1.30	1.655	294	234	298
Indicated	346	0.591	0.51	0.598	205	176	207
Measured & indicated	526	0.948	0.78	0.959	499	410	505
Inferred	931	0.538	0.48	0.544	501	446	507
Midas
Measured	417	0.400	7.97	0.511	167	3,325	213
Indicated	697	0.362	4.73	0.428	252	3,295	298
Measured & indicated	1,114	0.376	5.94	0.459	419	6,620	511
Inferred	671	0.303	2.93	0.344	203	1,966	231
Total
Measured	597				461	3,559	511
Indicated	1,043				457	3,471	505
Measured & indicated	1,640				918	7,030	1,016
Inferred	1,602				704	2,412	738
(1) Mineral resources have been estimated using gold and silver prices of $1,400/oz. and $19.83/oz., respectively. For a list of additional assumptions and details concerning mineral resource estimates refer to our news release dated September 14, 2016, filed on SEDAR, EDGAR, and posted to our website.

(2) Refer to the Cautionary Notes section of this MD&A for additional information on mineral reserves and mineral resources.
(3) Mineral resource estimates are inclusive of proven and probable mineral reserves.
(4) Gold equivalent grades and ounces were calculated using a silver to gold ratio of 72.12:1.

True North Mineral Reserves and Mineral Resources
The following represents the first mineral reserve and mineral resource estimates for True North since its acquisition by us and is based on all available historical data and the results obtained from 15 of 50 holes drilled by us during 2016. Accordingly, we expect to release an updated mineral reserve and mineral resource estimate during the first quarter of 2017 to incorporate the additional drill results obtained from the 2016 exploration campaign.

	Mineral Reserves(1)(2)				Mineral Resources(1)(2)(3)
True North	Tons (thousands)	Gold oz per ton	Gold oz (thousands)	True North	Tons (thousands)	Gold oz per ton	Gold oz (thousands)
Proven	153	0.241	37	Measured	455	0.232	106
Probable	199	0.245	49	Indicated	931	0.202	188
Proven & probable	352	0.243	86	Measured & indicated	1,386	0.212	294
				Inferred	2,793	0.165	460
(1) Mineral reserves and mineral resources have been estimated using gold prices of CDN$1,500/oz. and CDN$1,700/oz., respectively. For a list of additional assumptions and details concerning mineral reserve estimates refer to our news release dated September 12, 2016, filed on SEDAR, EDGAR, and posted to our website.

(2) Refer to the Cautionary Notes section of this MD&A for additional information on mineral reserves and mineral resources.
(3) Mineral resource estimates are inclusive of proven and probable mineral reserves.

Summary of Quarterly Results
The following tables summarize select financial and operating information for the most recent eight quarters (in thousands except ounces sold and per-share amounts):

	2016			2015				2014
Quarter ended:	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Gold sold (ounces)	36,648	32,499	26,964	28,221	27,934	26,768	27,135	26,272
Silver sold (ounces)	362,500	408,316	325,274	406,129	454,611	543,251	304,557	400,706
Revenues	$53,005	$48,010	$35,469	$37,160	$38,436	$41,475	$38,091	$39,290
Net income (loss)	$7,214	$7,148	$(1,106)	$6,385	$4,116	$3,916	$8,111	$7,969
Net income (loss) per share
Basic	$0.05	$0.05	$(0.01)	$0.05	$0.03	$0.03	$0.06	$0.07
Diluted	$0.05	$0.05	$(0.01)	$0.04	$0.03	$0.03	$0.06	$0.07
Cash provided by operations	$16,576	$23,587	$4,377	$10,765	$13,399	$18,776	$4,488	$9,415
Quarter end:
Price per share - CDN$(1)	$7.54	$4.69	$3.47	$2.83	$3.13	$3.40	$2.62	$1.95
Price per share - US$(2)	$5.75	$3.65	$2.67	2.06	—	—	—	—
Cash	$131,141	$36,877	$30,854	$59,097	$60,291	$54,498	$43,256	$45,488
Current assets	$158,803	$65,626	$61,922	$85,695	$84,994	$81,166	$70,511	$74,500
Current liabilities	$38,874	$36,151	$30,303	$23,288	$22,476	$32,261	$26,213	$26,221
Working capital	$119,929	$29,475	$31,619	$62,407	$62,518	$48,905	$44,298	$48,279
Total assets	$431,508	$323,958	$307,876	$283,849	$272,170	$267,289	$254,309	$255,329
(1) As reported on the TSX under the symbol "KDX" for the last trading day in the quarter.
(2) As reported on the NYSE MKT under the symbol "KLDX" for the last trading day in the quarter. Trading on the NYSE MKT commenced on October 7, 2015.
Consolidated Financial Results of Operations

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Revenues	$53,005	$38,436	$136,484	$118,002
Cost of sales
Production costs	27,828	21,029	71,750	63,366
Depreciation and depletion	7,127	7,628	19,885	22,442
Gross profit	18,050	9,779	44,849	32,194
General and administrative expenses	4,840	3,454	11,429	9,252
Loss on equipment disposal	109	—	109	351
Income from operations	13,101	6,325	33,311	22,591
(Loss) gain on gold supply agreement derivative, net	(113)	(66)	(1,948)	229
Finance charges, net	(1,305)	(2,120)	(3,886)	(6,405)
Loss on extinguishment of senior notes	—	(2,132)	—	(2,132)
Foreign currency gain (loss), net	370	5,945	(1,837)	12,207
Business acquisition costs	(819)	—	(1,846)	—
Provision for legal settlement	—	—	(2,250)	—
Other, net	(813)	—	(694)	—
Income before tax	10,421	7,952	20,850	26,490
Income tax expense	3,207	3,836	7,594	10,347
Net income	$7,214	$4,116	$13,256	$16,143

Net income per share	$0.05	$0.03	$0.09	$0.12
Discussions of the above results are provided below.

Revenues
Gold Revenue - The table below summarizes changes in gold revenue, ounces sold, and average realized prices for the following periods (in thousands, except ounces sold and per ounce amounts):

	Three months ended September 30,		Nine months ended September 30,
Sales statistics:	2016	2015	2016	2015
Total gold revenue (thousands)	$46,747	$31,715	$118,587	$97,098
Gold ounces sold(1)	36,648	27,934	96,111	81,837
Average realized price (per ounce)	1,276	1,135	$1,234	$1,186

The change in gold revenue was attributable to:	2016 vs. 2015		2016 vs. 2015
Increase in ounces sold	$9,893		$16,936
Increase in average realized price	3,917		3,877
Effect of average realized price increase on ounces sold increase	1,222		676
	$15,032		$21,489
(1) Includes ounces sold under the Gold Supply Agreement (Note 8) and delivered under the Gold Purchase Agreement (Note 10).
Gold revenues increased during the three and nine months ended September 30, 2016 largely due to increases of 8,714 ounces and 14,274 ounces, respectively, in the number of gold ounces sold. Ounces sold during the three and nine months ended September 30, 2016 increased from the comparable periods of 2015 as ore tons milled increased 43.4% and 36.5%, respectively, which accommodated planned lower grades in the mine plan. We also sold our first 1,000 gold ounces at True North during the third quarter of 2016 which resulted in revenue of $1.3 million. During the three and nine months ended September 30, 2016, gold revenues further benefited from increases of $140 (or 12.4%) and $47 (or 4.0%), respectively, in the average realized price per ounce sold. See the Mining Operations Review section for additional discussion on our operating results.
Silver Revenue - The table below summarizes changes in silver revenue, ounces sold, and average realized prices for the following periods (in thousands, except ounces sold and per ounce amounts):

	Three months ended September 30,		Nine months ended September 30,
Sales statistics:	2016	2015	2016	2015
Total silver revenue (thousands)	$6,258	$6,721	$17,897	$20,904
Silver ounces sold	362,500	454,611	1,096,090	1,302,419
Average realized price (per ounce)	17.26	14.78	$16.33	$16.05

The change in silver revenue was attributable to:	2016 vs. 2015		2016 vs. 2015
Decrease in ounces sold	$(1,362)		$(3,314)
Increase in average realized price	1,127		365
Effect of average realized price increase on ounces sold decrease	(228)		(58)
	$(463)		$(3,007)
Silver revenues decreased during the three and nine months ended September 30, 2016 as the number of silver ounces sold decreased by 92,111 ounces and 206,329 ounces, respectively, compared to the same periods of 2015. During the three and nine months ended September 30, 2016 increases in ore tons milled were more than offset by decreases of 24.8% and 26.8%, respectively, in average silver mill head grades. During the three and nine months ended September 30, 2016 silver revenues were positively impacted by increases of $2.48 (or 16.8%) and $0.28 (or 1.7%), respectively, in the average realized price per ounce sold. See the Mining Operations Review section for additional discussion on our operating results.

Cost of sales
Total cost of sales consists of production costs and depreciation and depletion. The table below summarizes changes in total cost of sales for the following periods (in thousands):

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Production costs	$27,828	$21,029	$71,750	$63,366
Depreciation and depletion	7,127	7,628	19,885	22,442
	$34,955	$28,657	$91,635	$85,808

The change in cost of sales was attributable to:	2016 vs. 2015		2016 vs. 2015
Increase in gold equivalent ounces sold(1)	$6,518		$9,619
Decrease in average cost of sales per gold equivalent ounce(1)	(179)		(3,410)
Effect of average cost per ounce decrease on gold equivalent ounces(1) sold increase	(41)		(382)
	$6,298		$5,827
(1)  Gold equivalent measures are the gold measure plus the silver measure divided by a GEO ratio. GEO ratios are computed by dividing the average realized gold price per ounce by the average realized silver price per ounce received by us in the respective period. Refer to the Non-IFRS Performance Measures section of this MD&A for additional detail.

Production costs - For the reasons discussed in the above Revenues section, during the three and nine months ended September 30, 2016, we sold an additional 7,700 GEOs and 11,149 GEOs, respectively, which largely increased production costs compared to the same periods of 2015. When compared to the same periods of the previous year, production costs per gold equivalent ounce sold were approximately $49 and $12 lower during both the three and nine months ended September 30, 2016, respectively, as we benefited from an increased mining rate and high grades from previously completed ore development. We also recorded $0.6 million of production costs from the first 1,000 gold ounces sold at True North during the third quarter of 2016.
Depreciation and depletion - Although the cost of our Mineral properties, plant and equipment in service generally increases period over period due to recurring capital expenditures, increases in the mineral resource bases at both Fire Creek and Midas have reduced the amount of depreciation and depletion per gold equivalent ounce sold.
General and administrative expenses
General and administrative costs totaled $4.8 million and $3.5 million during the third quarters of 2016 and 2015, respectively, and $11.4 million and $9.3 million during the first nine months of 2016 and 2015, respectively. Increases in the 2016 periods are largely due to higher compensation and benefit costs from increased staff levels at the corporate office due to our growth, $1.0 million recorded for deferred share units (see Note 7. Accounts Payable and Accrued Liabilities), and $0.4 million of first quarter severance costs.
(Loss) gain on gold supply agreement derivative, net
The change in fair value of the derivative liability, which is related to the March 2011 gold supply agreement, as amended and restated (the "Gold Supply Agreement"), totaled $(0.1) million during both the third quarter of 2016 and 2015 and $(1.9) million and $0.2 million during the first nine months of 2016 and 2015, respectively. Losses in the third quarter and first nine months of 2016 were attributable to: (1) increases in the fair value of the derivative liability due to higher estimates of forward gold prices and (2) realized losses recorded for gold ounces delivered to the counterparty under the Gold Supply Agreement (see Note 8. Derivative Liability Related to Gold Supply Agreement).
Finance charges, net
Finance charges totaled $1.3 million and $2.1 million during the third quarters of 2016 and 2015, respectively, and $3.9 million and $6.4 million during the first nine months of 2016 and 2015, respectively, and were primarily related to effective interest charges on the gold purchase agreement dated February 11, 2014 between us and Franco-Nevada GLW Holdings Corp. (the "Gold Purchase Agreement") and, in the 2015 periods, interest charges for the 11.0% senior secured notes issued in February 11, 2014 in connection with the Midas acquisition, which were repaid in full in the third quarter of 2015. During the 2016 periods we recorded additional finance charges for finance lease obligations, the Promissory Note pursuant to the True North Acquisition (which were capitalized to qualifying assets), and accretion of the decommissioning provision. For additional detail on our borrowing agreements and amounts recorded to Finance charges, net, see Note 16. Finance Charges.

Foreign currency gain (loss), net
Foreign currency gain (loss) totaled $0.4 million and $5.9 million during the third quarters of 2016 and 2015, respectively, and $(1.8) million and $12.2 million during the first nine months of 2016 and 2015, respectively, and is primarily related to unrealized amounts on intercompany loan balances, which we expect to settle in the foreseeable future, and the Gold Purchase Agreement.
Business acquisition costs
Business acquisition costs totaled $0.8 million and $1.8 million during the third quarter and first nine months of 2016 and are related to the True North Acquisition (see Note 3. Business Combinations) and the Hollister Acquisition (see Note 24. Subsequent Events).
Provision for legal settlement
During the first nine months of 2016, we recorded a $2.3 million provision for estimated settlement costs with a former employee (see Note 23. Commitments and Contingencies).
Other, net
Other, net totaled $0.8 million and $0.7 million of loss during the third quarter and first nine months of 2016, primarily due to losses on currency exchange contracts associated with converting the Offering proceeds from Canadian to US dollars (see Note 7. Accounts Payable and Accrued Liabilities).
Income tax expense
Income tax expense totaled $3.2 million and $3.8 million during the third quarters of 2016 and 2015, respectively, and $7.6 million and $10.3 million during the first nine months of 2016 and 2015, respectively, and includes amounts for the State of Nevada net proceeds tax and federal income tax.
Net income and Net income per share - basic
For the reasons discussed above, we reported net income of $7.2 million (or $0.05 per share) and $4.1 million (or $0.03 per share) during the third quarters of 2016 and 2015, respectively, and $13.3 million (or $0.09 per share) and $16.1 million (or $0.12 per share) during the first nine months of 2016 and 2015, respectively.
Mining Operations Review
Actual vs. modeled resource grades
Our average gold and gold equivalent mill head grades, on both a consolidated and individual mine site basis, can vary from the average grades of the mineral resource estimates for each site. During our mining activities, we may encounter mineralization not included in the mineral resource estimate that, in the opinion of management, can be processed economically. Often-times, rather than leaving such mineralization for future extraction, we mine the area when encountered so as not to potentially sterilize or incur additional costs to re-access and mine the mineralization at a later date. In other instances, additional design work, rehabilitation, and/or underground development may be required to enable access to mineralization included in the mineral resource estimate. Due to the above, actual mined gold and gold equivalent grades can differ from those which are stated in the current mineral resource estimate.
Consolidated
The following table provides a summary of consolidated operating results for our producing properties which include our two Nevada Operations, Fire Creek and Midas, and our Canadian asset, True North, which was placed into production during the end of the third quarter of 2016. True North's third quarter operations consisted primarily of re-processing existing tailings.

	Three months ended September 30,				Nine months ended September 30,
	2016			2015	2016			2015
Mine operations - Consolidated	Nevada Total	True North	Total	Nevada Total(1)	Nevada Total	True North	Total	Nevada Total(1)
Ore tons milled	70,056	31,748	101,804	70,997	230,005	31,748	261,753	191,721
Average gold equivalent mill head grade (oz/ton)(2)	0.55	0.06		0.48	0.50	0.06		0.54
Average gold mill head grade (oz/ton)	0.48	0.06		0.39	0.43	0.06		0.44
Average silver mill head grade (oz/ton)	5.00	—		6.65	5.22	—		7.13
Average gold recovery rate (%)	93.3%	88.7%		94.1%	93.7%	88.7%		94.2%
Average silver recovery rate (%)	87.3%	—%		94.0%	87.7%	—		92.9%
Gold equivalent produced (oz)(2)	35,324	1,752	37,070	32,076	106,901	1,752	108,634	97,269
Gold produced (oz)	31,177	1,752	32,929	26,300	92,960	1,752	94,712	80,077
Silver produced (oz)	306,054	—	306,054	443,576	1,052,536	—	1,052,536	1,270,504
Gold equivalent sold (oz)(2)(3)(4)	40,560	1,000	41,553	33,853	109,629	1,000	110,610	99,461
Gold sold (oz)(3)	35,648	1,000	36,648	27,934	95,111	1,000	96,111	81,837
Silver sold (oz)	362,500	—	362,500	454,611	1,096,090	—	1,096,090	1,302,419
Revenues and realized prices
Gold revenue (000s)	$45,403	$1,344	$46,747	$31,715	$117,243	$1,344	$118,587	$97,098
Silver revenue (000s)	6,258	—	6,258	6,721	17,897	—	17,897	20,904
Total revenues (000s)	$51,661	1,344	53,005	$38,436	$135,140	1,344	136,484	$118,002
Average realized gold price ($/oz)	$1,274	$1,344	$1,276	$1,135	$1,233	$1,344	$1,234	$1,186
Average realized silver price ($/oz)	$17.26	$—	$17.26	$14.78	$16.33	$—	$16.33	$16.05
Non-IFRS Measures
Production cash costs per GEO sold(4)	$671	$615	$670	$621	$649	$615	$649	$637
All-in sustaining costs per gold ounce sold(4)	$1,155	n/a	$1,140	$858	$1,067	n/a	$1,062	$750
All-in costs per gold ounce sold (Nevada Total)(4)			$1,206	$1,096			$1,163	$1,046
All-in costs per gold ounce sold (including True North)(4)			$1,275	n/a			$1,272	n/a
(1) During the 2015, production was only from Nevada Operations.
(2)  Gold equivalent measures are the gold measure plus the silver measure divided by a GEO ratio. GEO ratios are computed by dividing the average realized gold price per ounce by the average realized silver price per ounce received by us in the respective period and match the ratios used to determine the production cash costs per GEO sold. Refer to the Non-IFRS Performance Measures section of this MD&A for additional detail.

(3) Includes ounces sold (if any) under the Gold Supply Agreement and ounces delivered under the Gold Purchase Agreement; see Notes 8 and 10.
(4) This is a non-IFRS measure; refer to the Non-IFRS Performance Measures section of this MD&A for additional detail.
Operations - Our 2016 annual operating plan for our Nevada Operations encompasses higher GEO grades and production during the second half of the year. During the third quarter of 2016, our Nevada mines produced 35,324 GEOs, bringing our year to date consolidated GEO production to 106,901 GEOs, which is approximately 73% of our annual guidance's midpoint range. At our Nevada Operations, the 70,056 ore tons milled (average of 761 tons per day) represented a decrease of 186 tons per day from the prior quarter as we focused mining efforts on ore development to access additional faces in the fourth quarter. Our fourth quarter plan entails increasing both the GEO grades by mining in higher grade areas and the average daily milling rate at the Midas mill, which has a design capacity of 1,200 tons per day, to allow us to meet our annual production and cost goals. At True North, we reported our first gold sales from the re-processing of existing tailings and during the fourth quarter will begin running ore through the mill.
Revenues and costs - Fire Creek and Midas's third quarter 2016 ounces sold were in-line with management expectations and included the sale of 40,560 GEOs, consisting of 35,648 gold ounces and 362,500 silver ounces. Due to the sale of an additional 7,714 gold ounces at a $139 higher average realized price, gold revenue at our Nevada Operations increased $13.7 million during the third quarter of 2016 compared to the same period of 2015, while silver revenue decreased due to lower grades which were primarily offset by higher realized prices. True North recorded its first revenue from the sale of 1,000 gold ounces at $1,344 per ounce, bringing consolidated sales to 41,553 GEOs totaling $53.0 million in revenue. Additional details for revenue changes are provided in the Consolidated Financial Results of Operations section.
We continued to generate significant cash margins on a consolidated basis as our third quarter production cash costs per GEO sold of $670 remained well below current gold price levels although slightly increasing by $75 (or 13%) from the second quarter of 2016. Third quarter 2016 production costs at our Nevada Operations were consistent with the prior year's quarter. All-in costs per gold ounce sold (excluding True North capital expenditures) were $1,206 and totaled $1,275 when including True North capital expenditures.
Capital Expenditures - During the third quarter of 2016, capital expenditures totaled $8.9 million at Fire Creek, $8.0 million at Midas, and $3.8 million at True North. True North's capital expenditures consisted entirely of non-sustaining (growth) capital as True North was placed in production towards the end of the third quarter. For additional details of capital expenditures by site and classification between sustaining and non-sustaining (growth) refer to the Investing Cash Flows part of the Financial Position, Liquidity, and Capital Resources section.
Fire Creek (Nevada Operations)
Fire Creek is 100% owned, fully-permitted, and was acquired by Klondex in 1975. Production began in 2014 under the bulk sample permit. Fire Creek is located in north-central Nevada in Lander County approximately 16 miles south of a major highway (Interstate-80) near other large gold deposits and mines which are owned and operated by major mining companies. Fire Creek is a high-grade, epithermal vein deposit, and the land package covers approximately 17,000 acres (~26.5 square miles). Ore mined from Fire Creek is trucked daily to Midas for processing in the milling facility. The following table provides a summary of Fire Creek operating results and period-over-period changes.

	Three months ended September 30,			Nine months ended September 30,
Mine operations - Fire Creek	2016	2015	Change	2016	2015	Change
Ore tons milled	26,122	22,851	3,271	92,832	63,324	29,508
Average gold equivalent mill head grade (oz/ton)(1)	0.98	0.98	0.00	0.86	0.98	(0.12)
Average gold mill head grade (oz/ton)	0.97	0.97	0.00	0.85	0.96	(0.11)
Average silver mill head grade (oz/ton)	0.66	1.11	(0.45)	0.76	1.12	(0.36)
Average gold recovery rate (%)	93.4%	94.1%	(0.7%)	93.6%	94.3%	(0.7%)
Average silver recovery rate (%)	87.2%	93.9%	(6.7%)	87.4%	92.8%	(5.4%)
Gold equivalent produced (ounces)(1)	23,858	21,163	2,695	74,480	58,224	16,256
Gold produced (ounces)	23,654	20,843	2,811	73,673	57,298	16,375
Silver produced (ounces)	15,023	23,818	(8,795)	61,864	66,056	(4,192)
Gold equivalent sold (ounces)(1)(2)(3)	27,500	22,381	5,119	72,644	59,560	13,084
Gold sold (ounces)(2)	27,254	22,203	5,051	71,688	58,743	12,945
Silver sold (ounces)	18,100	13,248	4,852	73,351	58,218	15,133
Revenues and realized prices
Gold revenue (000s)	$34,653	$25,081	$9,572	$88,235	$69,206	$19,029
Silver revenue (000s)	312	201	111	1,177	962	215
Total revenues (000s)	$34,965	$25,282	$9,683	$89,412	$70,168	$19,244
Average realized gold price ($/oz)	$1,271	$1,130	$141	$1,231	$1,178	$53
Average realized silver price ($/oz)	$17.24	$15.17	$2.07	$16.05	$16.52	$(0.47)
Non-IFRS Measures
Production cash costs per GEO sold(3)	$499	$452	$47	$458	$475	$(17)
(1)  Gold equivalent measures are the gold measure plus the silver measure divided by a GEO ratio. GEO ratios are computed by dividing the average realized gold price per ounce by the average realized silver price per ounce received by us in the respective period and match the ratios used to determine the production cash costs per GEO sold. Refer to the Non-IFRS Performance Measures section of this MD&A for additional detail.

(2) Includes ounces sold (if any) under the Gold Supply Agreement and ounces delivered under the Gold Purchase Agreement; see Notes 8 and 10.
(3) This is a non-IFRS measure; refer to the Non-IFRS Performance Measures section of this MD&A for additional detail.

Operations - Ore tons milled from Fire Creek were 26,122 tons, decreasing from the previous quarter's record total of 33,968 tons due to higher planned mine development activities in the third quarter. On a year to date basis, the quarterly average ore tons mined of 30,944 tons in 2016 exceeded the 2015 period by 9,836 tons (or 47%) which helped offset lower first half 2016 GEO grades. Average GEO grades milled during the third quarter of 2016 increased to 0.98 oz/ton from .91 oz/ton in the second quarter as we benefited from first quarter silling activities which opened up additional working faces to access higher grade ore. We believe the ore development activities completed during the first half of 2016 have positioned us to continue to increase production and GEO grades during the fourth quarter to achieve our goal of producing 97,000 - 100,000 GEOs for the year.
Revenues and costs - Revenues during the third quarter of 2016 increased year over year due to the sale of an additional 5,051 gold ounces (from higher production) at a $141 higher average realized price per ounce, resulting in $9.6 million more gold revenue during the third quarter of 2016 compared to the 2015 quarter. In addition to the increased working faces discussed above, our use of longhole stoping continued and accounted for approximately 50% of the ore tons mined during the third quarter of 2016, thereby benefiting costs and resulting in production cash costs per GEO sold of $499 in the third quarter of 2016. During the fourth quarter of 2016, production cash costs per GEO sold are expected to continue to decrease due to our ability to access higher grade ore from mine sequencing.
Capital Expenditures - During the third quarter of 2016, capital expenditures totaled $8.9 million, consisting of $7.1 million in sustaining and $1.8 million in non-sustaining (growth). For additional details of capital expenditures and the classification between sustaining and non-sustaining (growth) refer to the Investing Cash Flows part of the Financial Position, Liquidity, and Capital Resources section.

Midas Mine and Mill (Nevada Operations)
Midas is 100% owned, fully-permitted, and was acquired by Klondex in February 2014. Midas is located in north-central Nevada in Elko County approximately 58 miles east of a major highway (Interstate-80) near other large gold deposits and mines which are owned and operated by major mining companies. Midas is a low-sulphidation, epithermal vein, deposit and the land package covers approximately 30,000 acres. Midas has a 1,200 ton per day milling facility which processes ore mined from both Midas and Fire Creek. The following table provides a summary of Midas operating results and period-over-period changes.

	Three months ended September 30,			Nine months ended September 30,
Mine operations - Midas	2016	2015	Change	2016	2015	Change
Ore tons milled	43,934	48,146	(4,212)	137,173	128,397	8,776
Average gold equivalent mill head grade (oz/ton)(1)	0.28	0.24	0.04	0.26	0.32	(0.06)
Average gold mill head grade (oz/ton)	0.18	0.12	0.06	0.15	0.19	(0.04)
Average silver mill head grade (oz/ton)	7.59	9.27	(1.68)	8.24	10.09	(1.85)
Average gold recovery rate (%)	93.4%	94.1%	(0.7%)	94.1%	93.7%	0.4%
Average silver recovery rate (%)	87.2%	94.0%	(6.8%)	87.7%	92.9%	(5.2%)
Gold equivalent produced (ounces)(1)	11,445	10,811	634	32,357	38,753	(6,396)
Gold produced (ounces)	7,523	5,457	2,066	19,287	22,779	(3,492)
Silver produced (ounces)	291,031	419,758	(128,727)	990,672	1,204,448	(213,776)
Gold equivalent sold (ounces)(1)(2)(3)	13,036	11,361	1,675	36,916	39,595	(2,679)
Gold sold (ounces)(2)	8,394	5,731	2,663	23,423	23,094	329
Silver sold (ounces)	344,400	441,363	(96,963)	1,022,739	1,244,201	(221,462)
Revenues and realized prices
Gold revenue (000s)	$10,750	$6,634	$4,116	$29,008	$27,892	$1,116
Silver revenue (000s)	5,946	6,520	(574)	16,720	19,942	(3,222)
Total revenues (000s)	$16,696	$13,154	$3,542	$45,728	$47,834	$(2,106)
Average realized gold price ($/oz)	$1,281	$1,158	$123	$1,238	$1,208	$30
Average realized silver price ($/oz)	$17.26	$14.77	$2.49	$16.35	$16.03	$0.32
Non-IFRS Measures
Production cash costs per GEO sold(3)	$1,035	$960	$75	$1,025	$885	$140
(1)  Gold equivalent measures are the gold measure plus the silver measure divided by a GEO ratio. GEO ratios are computed by dividing the average realized gold price per ounce by the average realized silver price per ounce received by us in the respective period and match the ratios used to determine the production cash costs per GEO sold. Refer to the Non-IFRS Performance Measures section of this MD&A for additional detail.

(2) Includes ounces sold (if any) under the Gold Supply Agreement and ounces delivered under the Gold Purchase Agreement; see Notes 8 and 10.
(3) This is a non-IFRS measure; refer to the Non-IFRS Performance Measures section of this MD&A for additional detail.
Operations - Ore tons milled from Midas were 43,934 tons, decreasing from the previous quarter's record total of 52,226 tons due to higher planned mine development activities in the third quarter. Average GEO mill head grades of 0.28 oz/ton improved from the second quarter of 2016 by 7% due to mining in planned higher grade areas. Ore development activities continued at Midas and we expect fourth quarter 2016 production to occur from higher grade areas and veins made accessible from the previous development activities. During the third quarter of 2016, Midas produced 11,445 GEOs, bringing the year to date total to 32,357 GEOs. We believe the ore development activities completed during 2016 have positioned us to continue to increase production and GEO grades during the fourth quarter to achieve our goal of producing 48,000 - 50,000 GEOs.
Revenues and costs - Revenues increased $3.5 million as higher average realized metal prices coupled with selling 2,663 more gold ounces helped to offset selling 96,963 less silver ounces compared to the third quarter of 2015. Production cash costs per GEO sold increased by $39 (or 4%) from the second quarter of 2016 to $1,035 in the third quarter of 2016, resulting in production cash costs per GEO sold of $1,025 for the first nine months of 2016.
Capital Expenditures - During the third quarter of 2016, capital expenditures totaled $8.0 million, nearly all of which was sustaining . For additional details of capital expenditures and the classification between sustaining and non-sustaining (growth) refer to the Investing Cash Flows part of the Financial Position, Liquidity, and Capital Resources section.

True North Project (Manitoba, Canada)
True North (formerly Rice Lake), located in Manitoba, Canada, is 100% owned, fully-permitted, and was acquired on January 22, 2016 (see Note 3. Business Combinations). True North is a past producing underground gold mining operation consisting of three underground deposits with a modern, fully-permitted 2,500 ton per day mill. Under previous ownership, mining took place at True North continuously from 2007 until May 2015, when the operation was placed on care and maintenance.
Following our acquisition of True North, we commenced an exploration campaign to assist in the development of an internal mineral resource estimate which was used to generate a mine plan. We performed a thorough assessment of site facilities, infrastructure, underground workings, and mobile equipment and refurbished such as needed. We assessed and determined it was economically feasible to recover gold in existing tailings and during the third quarter we poured our first doré bar from the re-processing of such tailings.
True North was placed into production towards the end of the third quarter of 2016 following the release of an updated mineral reserve and resource estimate. Subsequently, on October 27, 2016, we released a technical report prepared in accordance with NI 43-101 which outlines estimated annual production of 45,000 - 65,000 ounces of gold, mill throughput of 600 - 1,000 tons per day, all-in sustaining costs per gold ounce of CDN$950 - CDN$1,050, and capital expenditures of CDN$15.0 - CDN$20.0 million.
True North's third quarter operations consisted primarily of re-processing existing tailings. Through a combination of re-processing existing tailings and mining activities, we believe we can recover 8,000 - 12,000 gold ounces in 2016.

Three and nine months ended September 30, 2016
Mine operations - True North
Ore tons milled	31,748
Average gold mill head grade (oz/ton)	0.06
Average gold recovery rate (%)	88.7%
Gold produced (ounces)	1,752
Gold sold (ounces)	1,000
Revenues and realized prices
Gold revenue (000s)	$1,344
Average realized gold price ($/oz)	$1,344
Non-IFRS Measures
Production cash costs per GEO sold(1)	$615
(1) This is a non-IFRS measure; refer to the Non-IFRS Performance Measures section of this MD&A for additional detail.
Operations - Our third quarter operations consisted primarily of reprocessing existing tailings and we expect to process mined ore tons and existing stockpiles through the mill for most of the fourth quarter. Ore development activities necessary to commence production were completed towards the end of the third quarter and we continue to expect to recover 8,000 - 12,000 ounces of gold in 2016. The True North ore deposit contains only minimal, trace amounts of silver and as such, we do not expect to recover significant silver ounces in the future.
Revenues and costs - Revenues totaled $1.3 million from the sale of the first 1,000 gold ounces, which occurred at the end of the quarter after the production decision was made. Production cash costs per GEO sold were $615 in the third quarter of 2016, which reflects the processing costs incurred to recover the gold in the existing tailings.
Capital Expenditures - During the third quarter of 2016, capital expenditures totaled $3.8 million, consisting entirely of non-sustaining (growth) capital as True North was placed in production towards the end of the third quarter. For additional details of capital expenditures and the classification between sustaining and non-sustaining (growth) refer to the Investing Cash Flows part of the Financial Position, Liquidity, and Capital Resources section.

Hollister and Aurora Projects
For details on financing the Hollister and Aurora acquisition refer to the Corporate Developments and Acquisitions section of this MD&A.
Hollister Project Overview
The Hollister project is a fully-permitted past producing underground and open pit operation, located in north-central Nevada in Lander County. Hollister has no milling or processing facilities but is located approximately 19 miles from Midas, which currently has capacity to process additional ore tons through its 1,200 ton per day mill. If a production decision is made, we currently believe milling Hollister's mineralized material at Midas could result in significant synergies and cost savings through low haulage costs, reduced per ton milling costs, and shared general and administrative costs. Further, certain of our executives and management previously operated the historical underground operations and exploration programs at Hollister and believe that exploration targets with significant potential exist within the property boundary. We believe Hollister provides us with an opportunity to strategically and responsibly grow our business in Nevada, a mining friendly jurisdiction, while leveraging our technical expertise in narrow-vein underground mining and past experience with the project.
Hollister Project Near Term Objectives
Due to the fact that Hollister is a fully-permitted, previously producing project located in close proximity to Midas, we expect an efficient and straightforward process to identify the most profitable and responsible program to advance the project. Efforts and activities at Hollister will be executed based on best in class health, safety, and environmental practices consistent with the Company's core values. Our fourth quarter 2016 objectives will include the following, all of which are focused on making a production decision in the second quarter of 2017:

•
Exploration - Commence a small-scale, selective exploration campaign to improve our understanding of, and to identify mineralization (if any), in areas close to existing underground workings (Gloria vein system) and in high-priority exploration targets (Hatter Graben vein system).

◦
Gloria - A total of 36 underground holes totaling 17,998 ft. (5,486 m) were drilled in 2014 and 2015 by the prior owner and were not previously released. These holes encountered multiple veins and extended the Gloria vein system approximately 800 ft to the west and approximately 300 ft vertically. The Gloria vein system remains open up and down dip and along strike to the west. We intend to infill drill the Gloria vein system in the fourth quarter of 2016 and continue stepping out to the west.

◦
Hatter Graben - A historic drilling program was conducted in 2008 by a prior owner which discovered the Hatter Graben vein system, an east-west trending structural zone containing several sub-parallel high grade veins. Results of this program indicate the system is approximately 1,800 ft (~550 m) in strike and approximately 1,200 ft (365 m) vertical extent and open in all directions. We intend to begin infilling the widely spaced drill holes from surface during the fourth quarter of 2016.

•
Mineral resources - Develop a mineral resource estimate that includes both historical and new drill results. We expect the updated mineral resource estimate to be completed in the second quarter of 2017.

•	Mine Plan - If a positive production decision is made subsequent to the completion of a new mineral resource estimate, generate a detailed mine plan that optimizes the ore body.

•	Site infrastructure and equipment - Perform a thorough assessment of site facilities, infrastructure, and underground workings and refurbish as needed.
Aurora Project Overview
The Aurora project is a fully-permitted past producing underground and open pit operation, located in west-central Nevada in Mineral County. Aurora has a 350 ton per day milling and processing facility, which we believe may provide us an opportunity to consider toll milling services. Further, certain of our executives and management previously operated Aurora and believe that exploration targets with significant potential exist within the property boundary. We believe Aurora provides us with an opportunity to strategically and responsibly grow our business in Nevada.
Aurora Project Near Term Objectives
Our near term objective for Aurora will be focused largely on assessing the economic feasibility of toll milling services to third party mines.

Financial Position, Liquidity, and Capital Resources
General Strategy
It is our goal to maintain sufficient liquid assets and access to capital resources. To accomplish this, we regularly perform short and long-term cash flow forecasts using current assumptions of future gold and silver prices, foreign exchange rates, production rates, and operating and capital costs. Our liquidity and capital resources management strategy entails a disciplined approach in monitoring the timing and amount of any capital investment in our mines, mineral properties, or acquisitions while continually remaining in a position which we believe will allow us to respond to changes in our business environment, such as a decrease in metal prices, or other factors beyond our control.
Our capital structure consists of a mixture of debt and other obligations and shareholders' equity. We regularly review our capital structure and evaluate various financing options and strategies that: (1) may improve our current liquidity and financial condition, (2) are attainable on favorable and reasonable terms, (3) and are permissible under our existing debt arrangements and other obligations. Such financing options may include, but are not limited to, revolving borrowing facilities, equipment financing, term loan facilities, refinancing existing obligations, and/or the issuance of equity securities, warrants, or other instruments.
Risk Management Contracts
In order to increase the certainty of expected future cash flows, from time to time we enter into fixed forward spot trades for a portion of our projected gold and silver sales over the next one to twelve months. As of September 30, 2016, we had outstanding fixed forward contracts covering 27,600 ounces of gold at an average price of $1,260 per ounce and 327,000 ounces of silver at an average price of $17.32 per ounce, all of which will be settled through physical delivery during the fourth quarter of 2016.
During the third quarter of 2016, because a portion of the total consideration for the Hollister Acquisition included an USD$80.0 million cash payment, we entered into forward currency exchange contracts to fix the exchange rate on approximately CDN$111.5 million of the Offering proceeds (see Note 7. Accounts Payable and Accrued Liabilities).
Other than the aforementioned, we have not entered into any other contracts to hedge or manage market risks arising from changes in metal prices, diesel and propane costs, and currency and interest rates. We will continually and actively monitor applicable markets and quotes and may consider entering into additional hedging agreements and contracts if determined to be advantageous by management and the board of directors, and if such transactions are permissible under our existing debt agreements.
Liquidity and Capital Resources
As discussed below in the Sources and Uses of Cash section, at September 30, 2016, our Cash balance totaled $131.1 million, increasing $72.0 million from the December 31, 2015 balance of $59.1 million largely due to $93.7 million received from the Offering and $44.5 million provided by operating activities, offset by $20.0 million paid for the Rice Lake Acquisition and $57.2 million of capital expenditures. On October 3, 2016, we completed the Hollister Acquisition which, among other things, included an $80.0 million reduction to our cash balance.
Due to the nature of our operations and the composition of our balance sheet assets, as of September 30, 2016 our current assets, which included Cash of $131.1 million and Inventories of $22.6 million, represented substantially all of our liquid assets on hand. We have access to additional liquidity under the $25.0 million Revolver, the entire capacity of which was available as of September 30, 2016. On October 27, 2016, the Revolver was amended and its borrowing capacity was increased by $10.0 million to $35.0 million. (see Note 12. Secured Revolving Facility for additional information).
We maintained our strong financial position and, as of September 30, 2016, had total liquidity of $144.9 million, consisting of $119.9 million in working capital and $25.0 million of borrowing availability under our Revolver. On October 3, 2016, we completed the Hollister Acquisition which, among other things, included an $80.0 million reduction to our working capital. On October 27, 2016, the Revolver was amended and its borrowing capacity was increased by $10.0 million to $35.0 million. The following chart provides a summary of our working capital and liquidity for the most recent eight quarters.

Our working capital increased by $57.5 million (approximately 92.2%) from December 31, 2015 to September 30, 2016, while our working capital ratio increased by 11.1% (in thousands, except working capital ratio):

	September 30, 2016	December 31, 2015	Change
Total current assets	$158,803	$85,695	$73,108
Total current liabilities	38,874	23,288	15,586
Working capital	$119,929	$62,407	$57,522
Working capital ratio	4.09	3.68	0.41
Working capital changes were primarily attributable to a $72.0 million increase in Cash, driven by the receipt of the net proceeds of $93.7 million from the Offering, a $7.7 million increase in Accounts payable and accrued liabilities, a $3.7 million increase in Secured promissory note, current, and a $2.3 million increase in Provision for legal settlement.
Included in working capital are Inventories, which include production-related inventories that can provide us with cash liquidity in excess of their September 30, 2016 carrying value of $18.1 million due to a cash profit margin we expect to realize at the time of sale. The following table summarizes the estimated recoverable gold and silver ounces contained in our Inventories and the underlying amount of liquidity which may be generated from their sale using September 30, 2016 period-end London PM fix prices, which would be further reduced for any remaining processing and refining costs:

	September 30, 2016
	Gold	Silver	Total
Stockpiles (ounces)	11,287	23,939
In-process (ounces)	4,706	58,546
Doré finished goods (ounces)	1,966	68,122
Total (ounces)	17,959	150,607
Period end London PM fix prices	$1,322.50	$19.35
	$23,751	$2,914	$26,665
Our September 30, 2016 working capital, available sources of liquidity, and future operating cash flows will be used, in part, to fund recurring operating and production costs, deliver gold ounces under the Gold Purchase Agreement (8,000 ounces over the next 12 months), make principal and interest payments on the Promissory Note and finance lease obligations, fund sustaining and expansion capital expenditures at our mines, and invest in the development of our recently acquired Hollister and Aurora projects. At current and hedged metal price levels, and when using our estimates of future production and costs, we believe our cash flows from operating activities together with our working capital and Revolver, will be sufficient to fund our business for at least the next 12 months. See the Contractual Obligations section for additional detail on the timing and amounts of our future cash requirements.
Sources and Uses of Cash

	Three months ended September 30,			Nine months ended September 30,
	2016	2015	Change	2016	2015	Change
Net income	$7,214	$4,116	$3,098	$13,256	$16,143	$(2,887)
Net non-cash adjustments	9,785	9,232	553	28,715	19,474	9,241
Net change in non-cash working capital	(423)	51	(474)	2,568	1,045	1,523
Net cash provided by operating activities	16,576	13,399	3,177	44,539	36,662	7,877
Net cash used in investing activities	(20,760)	(9,728)	(11,032)	(75,056)	(23,809)	(51,247)
Net cash provided by financing activities	98,410	2,665	95,745	101,719	3,298	98,421
Effect of foreign exchange on cash balances	38	(543)	581	842	(1,348)	2,190
Net increase in cash	94,264	5,793	88,471	72,044	14,803	57,241
Cash, beginning of period	36,877	54,498		59,097	45,488
Cash, end of period	$131,141	$60,291		$131,141	$60,291
Operating Cash Flows - During the third quarter of 2016, we sold 8,714 more gold ounces at a $140 higher average realized price per ounce, which increased our operating margins and cash flows from operations, partially offset by lower silver revenues. During the third quarters of 2016 and 2015, our production cash costs per GEO sold totaled $670 and $621, respectively, both of which were significantly less than our average realized gold prices per ounce of $1,276 and $1,135, respectively. Cash flows from operations are reduced for gold ounces delivered under the Gold Purchase Agreement, which during the three and nine months ended September 30, 2016, totaled 2,000 gold ounces (or $2.7 million in revenue) and 6,000 gold ounces (or $7.8 million in revenue), respectively. During the three and nine months ended September 30, 2016, Depreciation and depletion totaled $7.4 million and $20.2 million, respectively, and were the largest non-cash charges included in Net income.
Investing Cash Flows - During the three and nine months ended September 30, 2016, net cash used in investing activities increased by $11.0 million and $51.2 million, respectively, compared to the same periods of 2015, as we have larger capital expenditure programs and also funded the $20.0 million cash portion of the True North Acquisition in the first quarter of 2016. During the nine months ended September 30, 2016 we decreased our net restricted cash balances by $2.1 million compared to a reduction of $9.8 million in the same period of 2015. The following tables summarize our capital expenditures for the three and nine months ended September 30, 2016:

	Three months ended September 30, 2016
Sustaining capital expenditures	Fire Creek	Midas	True North	Corporate and other	Total
Drilling and development	$6,544	$6,727	$—	$—	$13,271
Mobile mine equipment and vehicles	420	674	—	—	1,094
Milling and processing	—	282	—	—	282
Tailings and storage	—	309	—	—	309
Environmental and permitting	135	11	—	—	146
Other	—	—	—	128	128
	7,099	8,003	—	128	15,230
Non-sustaining (growth) capital expenditures
Drilling and development	1,771	18	2,103	—	3,892
Mobile mine equipment and vehicles	—	—	358	—	358
Milling and processing	—	—	363	—	363
Tailings and storage	—	—	630	—	630
Other	39	—	300	—	339
	1,810	18	3,754	—	5,582
Total	$8,909	$8,021	$3,754	$128	$20,812

	Nine months ended September 30, 2016
Sustaining capital expenditures	Fire Creek	Midas	True North	Corporate and other	Total
Drilling and development	$15,539	$14,967	$—	$—	$30,506
Mobile mine equipment and vehicles	1,368	1,356	—	—	2,724
Milling and processing	—	1,195	—	—	1,195
Tailings and storage	—	800	—	—	800
Environmental and permitting	442	11	—	—	453
Other	181	43	—	488	712
	17,530	18,372	—	488	36,390
Non-sustaining (growth) capital expenditures
Drilling and development	6,372	2,417	7,642	—	16,431
Mobile mine equipment and vehicles	—	—	831	—	831
Milling and processing	—	—	1,485	—	1,485
Tailings and storage	—	—	1,303	—	1,303
Other	335	—	447	—	782
	6,707	2,417	11,708	—	20,832
Total	$24,237	$20,789	$11,708	$488	$57,222
Financing Cash Flows - During the three and nine months ended September 30, 2016, net cash provided by financing activities increased by $95.7 million and $98.4 million, respectively, compared to the same periods of 2015 as we received $93.7 million from the Offering and additional cash proceeds from the exercise of warrants and share options, which exceeded the cash payments required to service our debt obligations. On October 3, 2016, we completed the Hollister Acquisition which, among other things, included remitting $80.0 million of the Offering proceeds previously received to Waterton Splitter.
Foreign Currency Effect on Cash - A portion of our Cash is held in bank accounts denominated in Canadian dollars. Generally speaking, when the US dollar strengthens against the Canadian dollar, we experience negative foreign currency translation adjustments on our Canadian dollar cash balances (the opposite is true when the Canadian dollar strengthens against the U.S. dollar). Changes in exchange rates resulted in increases to our cash balances of $38.0 thousand and $0.8 million, respectively, during the three and nine months ended September 30, 2016.
Contractual Obligations
The following table provides our gross contractual obligations as of September 30, 2016 (in thousands):

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Obligations under Gold Purchase Agreement(1)	$7,608	$12,098	$—	$—	$19,706
Promissory Note(2)	4,379	8,267	—	—	12,646
Finance lease obligations(3)	484	567	—	—	1,051
Decommissioning provision(4)	—	—	—	27,967	27,967
	$12,471	$20,932	$—	$27,967	$61,370
(1) Carrying value of the Gold Purchase Agreement which requires the physical delivery of gold ounces, see Note 10 - Obligations Under Gold Purchase Agreement.
(2) Cash principal and interest for the Promissory Note for the True North Acquisition, see Note 11 - Secured Promissory Note.
(3) Cash principal and interest for Finance lease obligations for mobile mine equipment, see Note 9 - Finance lease obligations.
(4) The decommissioning provision is related to our mining and exploration environmental disturbances, see Note 13 - Decommissioning Provision. The above classification is based on our current estimate and subject to change based on specific decisions and circumstances applicable to each mine or project.

In addition to the above, Midas and Fire Creek are subject to royalty commitments as disclosed in Note 24. Commitments and Contingencies of our audited consolidated financial statements for the year ended December 31, 2015.
Debt Covenants
The Gold Purchase Agreement, Revolver, Promissory Note, and finance lease obligations all contain representations and warranties, events of default, and covenants which are customary for agreements of each type that, among other things, restrict or limit our ability to incur or guarantee additional debt. The Revolver contains financial covenants which require us to maintain a Tangible Net Worth of not less than $100.0 million, a Gearing Ratio not greater than 4.00:1, a Cash Balance of not less than $10.0 million, and a Current Ratio of not less than 1.10:1 (as such terms are defined in the Revolver). At September 30, 2016, we were in compliance with the covenants and terms of our debt obligations.
Off-Balance Sheet Arrangements
As of September 30, 2016, there were no off-balance sheet arrangements.
Non-IFRS Performance Measures
We have included the non-IFRS measures "Production cash costs per gold equivalent ounce sold", “All‐in sustaining costs per gold ounce sold”, and "All-in costs per gold ounce sold" in this MD&A (collectively, the "Non-IFRS Measures"). These Non-IFRS Measures are used internally to assess our operating and economic performance and to provide key performance information to management. We believe that these Non-IFRS Measures, in addition to conventional measures prepared in accordance with IFRS, provide investors with an improved ability to evaluate our performance and ability to generate cash flows required to fund our business. These Non-IFRS Measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These Non-IFRS Measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to or consistent with measures used by other issuers or with amounts presented in our financial statements.
Our primary business is gold production and our future development and current operations primarily focus on maximizing returns from such gold production. As a result, our Non-IFRS Measures are calculated and disclosed on a per gold ounce basis.
Production Cash Costs per Gold Equivalent Ounce Sold
Production cash costs per gold equivalent ounce sold presents our cash costs associated with the production of gold equivalent ounces and, as such, non-cash depreciation and depletion charges are excluded. Production cash costs per gold equivalent ounce sold is calculated on a per gold equivalent ounce sold basis, and includes all direct and indirect operating costs related to the physical activities of producing gold, including mining, processing, third-party refining expenses, on-site administrative and support costs, and royalties (State of Nevada net proceeds and other such taxes are excluded). Gold equivalent ounces are computed as the number of silver ounces required to generate the revenue derived from the sale of one gold ounce, using average realized selling prices (table in thousands, except ounces sold and per ounce amounts):

	Three months ended September 30, 2016					Three months ended September 30, 2015
	Fire Creek	Midas	Nevada Total	True North	Total	Fire Creek	Midas	Nevada Total(1)
Average realized price per gold ounce sold	$1,271	$1,281	$1,274	$1,344	$1,276	$1,130	$1,158	$1,135
Average realized price per silver ounce sold	$17.24	$17.26	$17.26	$—	$17.26	$15.17	$14.77	$14.78
Silver ounces equivalent to revenue from one gold ounce	73.8	74.2	73.8	—	73.9	74.5	78.4	76.8
Silver ounces sold	18,100	344,400	362,500	—	362,500	13,248	441,363	454,611
GEOs from silver ounces sold	246	4,642	4,912	—	4,905	178	5,630	5,919
Gold ounces sold(2)	27,254	8,394	35,648	1,000	36,648	22,203	5,731	27,934
Gold equivalent ounces	27,500	13,036	40,560	1,000	41,553	22,381	11,361	33,853
Production costs	$13,716	$13,497	$27,213	$615	$27,828	$10,124	$10,905	$21,029
Production cash costs per GEO sold	$499	$1,035	$671	$615	$670	$452	$960	$621

	Nine months ended September 30, 2016					Nine months ended September 30, 2015
	Fire Creek	Midas	Nevada Total	True North	Total	Fire Creek	Midas	Nevada Total(1)
Average realized price per gold ounce sold	$1,231	$1,238	$1,233	$1,344	$1,234	$1,178	$1,208	$1,186
Average realized price per silver ounce sold	$16.05	$16.35	$16.33	$—	$16.33	$16.52	$16.03	$16.05
Silver ounces equivalent to revenue from one gold ounce	76.7	75.8	75.5	—	75.6	71.3	75.4	73.9
Silver ounces sold	73,351	1,022,739	1,096,090	—	1,096,090	58,218	1,244,201	1,302,419
GEO from silver ounces sold	956	13,493	14,518	—	14,499	817	16,501	17,624
Gold ounces sold(2)	71,688	23,423	95,111	1,000	96,111	58,743	23,094	81,837
Gold equivalent ounces	72,644	36,916	109,629	1,000	110,610	59,560	39,595	99,461
Production costs	$33,285	$37,850	$71,135	$615	$71,750	$28,316	$35,050	$63,366
Production cash costs per GEO sold	$458	$1,025	$649	$615	$649	$475	$885	$637
(1) During the 2015, production was only from Nevada Operations.
(2) Includes ounces sold (if any) under the Gold Supply Agreement and ounces delivered under the Gold Purchase Agreement; see Notes 8 and 10.
All-in Sustaining Costs per Gold Ounce Sold
All-in sustaining costs per gold ounce sold presents the full cost of gold production from our current operations; therefore, capital amounts related to expansion and growth projects are excluded. Certain other cash expenditures, including State of Nevada net proceeds and other related taxes, federal tax payments, and financing costs are also excluded. Our calculation of all-in sustaining costs per gold ounce sold is consistent with the June 2013 guidance released by the World Gold Council, a non-regulatory, non-profit market development organization for the gold industry.
We calculate our all-in sustaining costs per gold ounce sold on a Nevada basis, as ore from both Fire Creek and Midas is processed at Midas, for True North, and for a consolidated total. All-in sustaining costs per gold ounce sold includes all: (1) direct and indirect operating cash costs related to the physical activities of producing gold, including mining, processing, third-party refining expenses, on-site administrative and support costs, and royalties, (2) general and administrative expenses, (3) decommissioning provision accretion, and (4) sustaining capital expenditures, the total of which is reduced for revenues earned from silver sales (table in thousands, except ounces sold and per ounce amounts):

	Three months ended September 30,				Nine months ended September 30,
	2016			2015	2016			2015
	Nevada Total(1)	True North	Total	Nevada Total(2)	Nevada Total(1)	True North	Total	Nevada Total(2)
Production costs	$27,213	$615	$27,828	$21,029	$71,135	$615	$71,750	$63,366
General and administrative expenses	4,840	—	4,840	3,454	11,429	—	11,429	9,252
Decommissioning provision accretion	137	—	137	107	412	—	412	299
Sustaining capital expenditures	15,230	—	15,230	6,112	36,390	—	36,390	9,396
Less: Silver revenue	(6,258)	—	(6,258)	(6,721)	(17,897)	—	(17,897)	(20,904)
All-in sustaining costs	41,162	615	41,777	23,981	101,469	615	102,084	61,409
Gold ounces sold(2)	35,648	1,000	36,648	27,934	95,111	1,000	96,111	81,837
All-in sustaining costs per gold ounce sold	$1,155	$615	$1,140	$858	$1,067	$615	$1,062	$750
(1) Nevada Total includes Corporate sustaining capital expenditures and all general and administrative costs.
(2) During the 2015, production was only from Nevada Operations.
(3) Includes ounces sold (if any) under the Gold Supply Agreement and ounces delivered under the Gold Purchase Agreement; see Notes 8 and 10.
We define sustaining capital expenditures as those costs which are required to sustain current gold ounce production levels. As such, non-sustaining (growth) capital expenditures include amounts for exploration, development, and permitting activities related to long-term growth and expansion efforts outside of the existing mineral resource boundary. For a reconciliation of our sustaining and non-sustaining (growth) capital expenditures see the Investing Cash Flows part of the Financial Position, Liquidity, and Capital Resources section.
All-in Costs per Gold Ounce Sold
All-in costs per gold ounce sold includes additional costs which reflect the varying costs of producing gold over the life-cycle of a mine or project. We calculate our all-in costs per gold ounce sold by beginning with all-in sustaining costs and adding non-sustaining (growth) capital expenditures and other costs not related to current operations (table in thousands, except ounces sold and per ounce amounts):

	Three months ended September 30,		Nine months ended September 30,
Nevada Total	2016	2015	2016	2015
All-in sustaining costs	$41,162	$23,981	$101,469	$61,409
Non-sustaining capital expenditures	1,828	6,631	9,124	24,233
All-in costs	42,990	30,612	110,593	85,642
Gold ounces sold (Nevada)(1)	35,648	27,934	95,111	81,837
All-in costs per gold ounce sold (Nevada)	$1,206	$1,096	1,163	1,046

Total (with True North)
All-in costs (Nevada total)	42,990	30,612	110,593	85,642
Non-sustaining capital expenditures (True North)	3,754	—	11,708	—
All-in costs	46,744	30,612	122,301	85,642
Gold ounces sold(1)	36,648	27,934	96,111	81,837
All-in costs per gold ounce sold	$1,275	$1,096	$1,272	$1,046
(1) Includes ounces sold (if any) under the Gold Supply Agreement and ounces delivered under the Gold Purchase Agreement; see Notes 8 and 10.
For a reconciliation of our sustaining and non-sustaining (growth) capital expenditures see the Investing Cash Flows part of the Financial Position, Liquidity, and Capital Resources section.

Critical Accounting Policies and Significant Judgments, Estimates, and Assumptions
Changes in Accounting Policies
As discussed in Note 2. Summary of Significant Accounting Policies, during the first quarter of 2016, we began capitalizing borrowing costs (see Note 16. Finance Charges for amounts capitalized). Other than the aforementioned, the preparation of our Financial Statements followed the same accounting policies applied in the prior year which are disclosed in Note 2. Summary of Significant Accounting Policies of our audited consolidated financial statements for the year ended December 31, 2015. We continue to evaluate the impacts of the recently issued, but not yet effective, accounting pronouncements disclosed in Note 3. Recent Accounting Pronouncements of our audited consolidated financial statements for the year ended December 31, 2015.
Significant Judgments, Estimates, and Assumptions
This MD&A is based on our Financial Statements, which have been prepared in accordance with IFRS. The preparation of our Financial Statements requires us to make judgments, assumptions, and/or estimates that affect the reported amounts of assets, liabilities, and contingencies as of the date of the Financial Statements and reported amounts of expenses and taxes during reporting periods. Actual results may differ from estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant at the time such estimates are made. Revisions to estimates and the resulting impacts on the carrying amounts of our assets and liabilities are accounted for prospectively.
For a detailed discussion of the judgments, estimates, and assumptions used in preparing our Financial Statements and this related MD&A, refer to Note 4. Significant Judgments, Estimates, and Assumptions of our audited consolidated financial statements for the year ended December 31, 2015 and Note 2. Summary of Significant Accounting Policies of our Financial Statements.
Internal Controls Over Financial Reporting
National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings (“National Instrument 52-109”) requires public companies in Canada to submit interim and annual certificates relating to the design of internal control over financial reporting (“ICFR”) and an annual certificate that includes evaluating the effectiveness of ICFR. Our ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management is responsible for establishing and maintaining ICFR. We used the 2013 Commission of Sponsoring Organizations of the Treadway Commission (COSO) framework as the basis for designing our ICFR. Due to its inherent limitations, ICFR may not prevent or detect misstatements on a timely basis as such systems can only be designed to provide reasonable as opposed to absolute assurance. Also, projections of any evaluation of the effectiveness of ICFR to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
There were no changes in ICFR during the three and nine months ended September 30, 2016 that are reasonably likely to materially affect, or that have materially affected, ICFR.
Disclosure Controls and Procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, including our Chief Executive Officer and Chief Financial Officer, to enable this information to be reviewed and discussed so that appropriate decisions can be made regarding the timely public disclosure of the information. Our Chief Executive Officer and Chief Financial Officer each evaluated the design and effectiveness of our disclosure controls and procedures as at September 30, 2016 and concluded that these controls and procedures were effective.
Exchange Listing and Outstanding Share Data
Our common shares are listed on the TSX under the symbol “KDX” and on the NYSE MKT under the symbol "KLDX." We have an unlimited number of common shares authorized for issuance. As of September 30, 2016, we had 146,623,006 common shares issued and outstanding, 5,348,719 outstanding share purchase options, 6,153,200 outstanding share purchase warrants, 790,753 restricted share units, 429,255 unvested and outstanding common share awards, and 25,900,000 Special Warrants. As of November 2, 2016, we had 149,318,838 common shares issued and outstanding, 5,264,805 outstanding share purchase options, 11,140,800 outstanding share purchase warrants, 790,753 restricted share units, 429,255 unvested and outstanding common share awards, and 25,900,000 Special Warrants, for 192,844,751 common shares fully-diluted.

Cautionary Notes
Forward-Looking Statements
This MD&A contains "forward-looking information" or "forward looking statements" within the meaning of applicable Canadian and United States securities legislation (collectively, the "forward-looking information"). All forward-looking information contained in this MD&A is given as of the date hereof. In certain cases, forward-looking information can be identified by the use of words such as "believe", "expect", "may", "will", "should", "could", "plans", "anticipates", "estimates", "believes", "potential", "intends", "projects", "expects" and other similar expressions. Forward-looking information reflects the current expectations and assumptions of management, and is subject to a number of known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking information. Forward-looking information, including, but not limited to information relating to the actual results of exploration, development, mining, evaluation activities, actual results of reclamation activities, the estimation or realization of mineral resources and mineral reserves, the timing and amount of estimated future production, the making of future production decisions, expectations regarding realization of synergies relating to the acquisition of the Hollister project and Aurora project, our expectations relating to the exploration potential of our projects, the timing and receipt of required permits and approvals, capital expenditures, costs and timing of the development of new mineral deposits, requirements for additional capital, the sufficiency of working capital and liquidity, expectations surrounding our operational and financial performance for future periods, and the future prices of precious and base metals, is inherently uncertain. In addition, the timing and magnitude of certain events are inherently risky and uncertain, particularly as they relate to the possible variations in mineral grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes, road blocks and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, currency fluctuations, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation.
Key assumptions upon which our forward-looking information is based include the following: estimated prices for gold and silver; being able to secure new financing to continue exploration, development and operational activities; currency exchange rates; our ability to comply with environmental, safety and other regulatory requirements and being able to obtain regulatory approvals (including licenses and permits) in a timely manner; there not being any material adverse effects arising as a result of political instability, taxes or royalty increases, terrorism, sabotage, natural disasters, equipment failures or adverse changes in government legislation or the socio-economic conditions in the regions in which we operate; us being able to achieve our growth strategy; our operating costs; key personnel and access to all equipment necessary to operate Fire Creek, Midas, True North and our other mineral projects.
These assumptions should be carefully considered. You are cautioned not to place undue reliance on the forward-looking information or the assumptions on which our forward-looking information is based. You are advised to carefully review and consider the risk factors identified in this MD&A under the heading "Risk Factors" as well as other factors identified and described in more detail under the heading “Risk Factors” in our most recent Annual Information Form and our other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively, for a discussion of the factors that could cause our actual results and performance to be materially different from any anticipated future results or performance expressed or implied by the forward-looking information. You are further cautioned that the foregoing list of assumptions is not exhaustive and it is recommended that you consult the more complete discussion of our business, financial condition and prospects that are included in this MD&A. The forward-looking information contained in this MD&A is given as of the date hereof and, accordingly, is subject to change after such date.
Although we believe that the assumptions on which the forward-looking information is given are reasonable, based on the information available to us on the date such forward-looking information was given, no assurances can be given as to whether these assumptions will prove to be correct. Accordingly, you should not place undue reliance on forward-looking information. We do not undertake to update or revise any forward-looking information, except as, and to the extent, required by applicable securities laws. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement.
Mineral Reserve and Resource Estimates
This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. All resource and reserve estimates included in this MD&A have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosures an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the mineral reserve disclosure requirements of the SEC set out in Industry Guide 7. Consequently, reserve and resource information contained in this MD&A are not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC.
In particular, the SEC’s Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained in this MD&A may not qualify as “reserves” under SEC standards.
In addition, this MD&A uses the terms “mineral resources”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. The SEC’s Industry Guide 7 does not recognize mineral resources and U.S. companies are generally not permitted to disclose resources in documents they file with the SEC. You are specifically cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC defined mineral reserves. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, you are also cautioned not to assume that all or any part of an inferred mineral resource exists. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or, except in limited circumstances, other economic studies. It cannot be assumed that all or any part of “indicated mineral resources” or “inferred mineral resources” will ever be upgraded to a higher category or mineral resources or that mineral resources will be classified as mineral reserves. You are cautioned not to assume that any part of the reported “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” in this MD&A is economically or legally mineable. Disclosure of “contained ounces” is permitted under the Canadian disclosure rules; however, the SEC normally only permits issuers to report mineralization that does not constitute reserves as in place tonnage and grade without reference to unit measures. Further, while NI 43-101 permits companies to disclose economic projections contained in preliminary economic assessments which are not based on “mineral reserves”, U.S. companies are not normally permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of “mineral reserves.” For the above reasons, information contained in this MD&A that describes the Company’s mineral reserve and resource estimates or that describes the results of pre-feasibility or other studies is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.
Technical Information
Scientific and technical information in this MD&A has been reviewed and approved by Brian Morris, a "qualified person" within the meaning of NI 43-101.
Risk Factors
As a resource acquisition, exploration, development and production company, we are engaged in a highly speculative business that involves a high degree of risk and is frequently unsuccessful. In addition to the information disclosed elsewhere in this MD&A, you should carefully consider the risks and uncertainties described below before deciding whether to invest in our securities. These risk factors do not necessarily comprise all of the risks to which we are or will be subject.
Our failure to successfully address the risks and uncertainties described below could have a material adverse effect on our business, financial condition and/or results of operations and could cause the trading price of our securities to decline. We cannot guarantee that we will successfully address these risks or other unknown risks that may affect our business. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the possibilities described in such risks actually occurs, our business, our financial condition and operating results could be materially adversely affected. In addition to the risk factors mentioned below, you are encouraged to read the risk factors as more fully described in our filings with the Canadian Securities Administrators, including our annual information form, available under our issuer profile on SEDAR at www.sedar.com and our filings with the SEC at www.sec.gov. Important risk factors to consider, among others, are the following:

•	We are primarily dependent on the success of the Fire Creek mine, the Midas mine, and the True North mine as sources of future revenue and profit.

•	Our decision to operate the Midas, Fire Creek, and True North mines for commercial production purposes was not based on a feasibility study.

•	Forecasts of future production are estimates only, and actual production may be less than estimated.

•	Our exploration activities may not be commercially successful.

•	Exploration, development and mining involve a high degree of risk.

•	Our operations may require further capital.

•	We may be adversely affected by fluctuations in gold and silver prices.

•	Our ability to pay interest and loan repayments depends on production and cash flows.

•	We are subject to foreign exchange risk relating to the relative value of the U.S. dollar.

•	Title to our mineral properties may be subject to other claims.

•	Mineral resources and mineral reserves are only estimates which may be unreliable and subject to geologic uncertainty and inherent sample variability.

•	Inferred mineral resources are not mineral reserves and do not have demonstrated economic viability.

•	Government regulation may adversely affect our business and planned operations.

•	Government approvals and permits are required in connection with our activities.

•	Our operations are subject to environmental risks.

•	Aboriginal interests and related consultation issues may impact operations at our properties.

•	We may be subject to unforeseen litigation.

•	We do not insure our operations against all risks.

•	We compete with larger, better capitalized competitors in the mining industry.

•	Current global financial conditions are subject to volatility.

•	Our directors and officers may have conflicts of interest.

•	Our success depends on key personnel and a limited management team.

•	We may engage in hedging activities.

•	There is no assurance that an active trading market in our common shares will be sustained.

•	Our common shares may experience price volatility and be subject to dilution.

•	We have not declared dividends and there is no assurance we will do so.